UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 31, 2021

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 19th Fiscal Year

April 1, 2020 to March 31, 2021

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 19th Fiscal Year

(April 1, 2020 to March 31, 2021)

1.  Matters Regarding the Current Condition of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2020 (fiscal year ended March 31, 2021), following the major slowdown due to the spread of the 2019 novel coronavirus disease (COVID-19), the global economy returned to the path of recovery, thanks to positive fiscal policy and monetary easing policy around the world and restart of economic activities. However, since last fall, the pace of recovery slowed down as the spread of COVID-19 in each country gained momentum again. As for the Japanese economy, personal consumption showed a drastic slump due to factors such as restraint of sales activities in response to the state of emergency declared in April last year, and exports also showed a drastic slowdown affected by the deterioration of the global economy. Afterwards, personal consumption as well as exports started to increase thanks to the resumption of economic activities both domestically and globally, along with the recovery in capital investment, in particular by IT investments for promoting working from home, which, however, has been reversed from January 2021 onward as the state of emergency was declared again, with growing downward pressure on consumption activities not least those involving food service or accommodation.

In the Japanese financial and capital markets, short-term interest rates trended largely within a range between minus 0.07% and minus 0.01% led by the Bank of Japan (BOJ)’s Quantitative and Qualitative Monetary Easing with Yield Curve Control. Long-term interest rates, meanwhile, trended largely within a range between 0% and 0.05% but temporarily rose to the 0.16% range in February this year, in line with the increase in the long-term interest rates in the U.S. supported by the surging expectation of economic recovery, followed thereafter by a period up to fiscal year end in which the interest rate was trending around 0.1% level. In the areas of foreign exchange, yen appreciated up until early January this year reaching the range of 102 yen per U.S. dollar buoyed by an expectation of prolonged low interest rates in the U.S. However, it was followed by a period of weaker yen up until the fiscal year end, resulting in the exchange rate beyond the level of 110 yen per U.S. dollar. The Nikkei Stock Average recovered to the level of 30,000 yen for a while in February this year, backed up by an anticipation of the improvement in corporate earnings associated with the recovery of the global economy, to be followed by a calming-down period up to the end of the fiscal year in which the index was trending around the range of 29,000 yen due to the growing concerns over the potential increase in the long-term interest rates in the U.S.

Regarding financial-related laws and regulations, the “Act for Partial Amendments to the Act on the Sales of Financial Instruments, etc. for the Enhancement of the Convenience for and the Protection of Users of Financial Services” was enacted in June last year, which involves the establishment of financial services intermediary business and the review of the regulations on funds transfer service providers. Furthermore, in January this year, amendment was also made to the “Principles Concerning Customer-Oriented Business Conduct” published by the Financial Services Agency, whereby financial business operators are now required to clarify the status of compliance with each item under the aforementioned principles.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have been working hard to fulfill its social mission of providing financial services smoothly, despite the enormous impact on customers and society caused by the spread of COVID-19. Specifically, in order to meet the urgent financial needs of customers, Sumitomo Mitsui Banking Corporation took measures including the smooth funding and loans with lower interest rate burden for customers using special operations by the BOJ, and more flexible loan examination procedures, while the Group expanded online services for various procedures so that various services are available for customers without visiting its branches. In addition, as a contribution to the local communities and society, support was provided for medical research, medical activities, and the promotion of culture and arts. Furthermore, services have been continued while ensuring the safety of its customers and employees by preventing the spread of COVID-19 at business offices and promoting working from home among its employees.

In the first year of the Medium-Term Management Plan to realize the vision of “Becoming a highly trusted global solution provider committed to the growth of our customers and advancement of society,” the Company has been implementing various initiatives based on the three core policies that the Company has established to achieve sustainable growth for the Group.

<Business Strategy>

With the aim of improving the profitability and efficiency of the main businesses and expanding the revenue base, the Group has focused on the following seven key strategies, prioritizing thoroughly the allocation of resources to businesses, working to fundamentally reform the Group’s business model and cost structure, steadily making investments for the future, and striving to capture new growth opportunities and create added value including non-financial business.

(Note 1)

CIB stands for Corporate and Investment Banking, a business model for corporate customers in which commercial banking business such as deposits and loans, and investment banking business such as fund raising in capital markets and M&A advisory are developed together.

Specifically, the following initiatives were advanced in the Retail, Wholesale, Global, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at retail customers.

In order to pursue the sustainable growth of the wealth management business, a new brand, SMBC Private Wealth, was launched mainly targeting high-net-worth individuals, and established a one-stop system to provide various services that had been provided separately by each company in the Group. In addition, Sumitomo Mitsui Banking Corporation promoted the shift of its branches from conventional ones to ones that focus on providing customers with wealth management consultations by improving efficiency through the use of IT technology. With regard to the payment business, Sumitomo Mitsui Card Company, Limited implemented a full-scale launch of “stera,” a comprehensive payment platform for businesses, in order to meet the growing needs of customers for cashless services. In the consumer finance business, SMBC Consumer Finance Co., Ltd. continued to focus on initiatives such as the implementation of “App Loans” service, which allows customers to complete the entire process starting from application to completion of loan using a smartphone app, in an effort to improve customer convenience.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at corporate clients in Japan.

In the midst of a drastically changing market and business environment, sales and product development departments have worked together to conduct business promotion for customers confronting increasingly sophisticated and complex management issues, and have provided high value-added services such as support for corporate acquisitions domestically and globally. In addition, for customers who suffered from struggling business performance and financial deterioration due to COVID-19, smooth funding and support for fund procurement in the capital market was provided, and mainly through SMBC Capital Partners Co., Ltd. which was established in February last year, supported business structure reform, business model reform, and business succession. Furthermore, through “PlariTown,” a platform that provides one-stop access to the digital services of the Group and various service providers collaborating with the Group, the Group has been providing various digital solutions including non-financial services such as an electronic contract service provided by SMBC CLOUDSIGN, Inc. and support for the introduction of working from home.

(c) Global Business Unit

The Global Business Unit engages in business aimed at Japanese and non-Japanese corporate clients and financial institutions operating business overseas, and foreign corporate clients operating inside Japan.

For overseas customers, the Global Business Unit has worked to further refine the CIB business and provided Group-wide solutions in areas such as support in corporate acquisition and bond underwriting. In addition, expansion in businesses in which the Group has strengths, such as subscription finance, a type of financing method for real estate funds, was continued. In Asia, in order to establish a comprehensive financial group centered the consolidated subsidiary, PT Bank BTPN Tbk in Indonesia, the Global Business Unit has reinforced business foundations by measures such as strengthening digital banking.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 2) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

Amidst significant fluctuations in the market environment due to factors including the spread of COVID-19 and monetary policies on a global level, the Global Markets Business Unit secured profits by boldly and flexibly replacing the portfolio in investments of bond and other assets. In addition, by strengthening the global collaboration among the Group companies led by SMBC Nikko Securities Inc., the solution for financial needs to meet the diverse investment needs of corporate and investor clients were promoted.

(Note 2)	Asset Liability Management: A risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

Furthermore, the Group strengthened the asset management business with high asset efficiency by investing in Affirmative Investment Management Partners Limited, a U.K.-based asset management company, and by making Alternative Investment Capital Limited, which has one of the prominent operating bases in the private equity fund investment field in Japan, a subsidiary.

<Management Base>

In order to realize sustainable growth as a global financial institution, consistent effort has been made to enhance the management system and corporate infrastructure.

First, the Group has ensured customer-oriented approach as a basic management policy, by taking measures such as the preparation of proposal materials that take universal design into consideration in order to provide information that is easy for customers to understand.

As part of the effort to realize a sustainable society, the Company has launched “GREEN × GLOBE Partners” as a community to solve environmental and social issues, and issued disclosure reports in line with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD (Note 3)). In addition, Sumitomo Mitsui Banking Corporation and SMBC Nikko Securities Inc. have worked proactively to address risks in climate change by focusing on investment and finance (green finance) that limits the use of funds to environmentally-friendly projects.

Moreover, the Group took steps to sophisticate its human resource management and development, including the focused allocation of personnel from each company in the Group to business domains with growth potential, as well as the construction of IT infrastructure that combines improved customer convenience with robust cyber security, such as expanded measures to prevent unauthorized withdrawal of funds via payment service providers.

Furthermore, with the aim of further strengthening the management system on a global basis, the Company transferred the risk management and compliance functions of the major overseas offices to independent departments and appointed an Outside Director as a Chairman of the Risk Committee, an internal committee of the Board of Directors, in order to strengthen independence of the Risk Committee.

(Note 3)	Task Force on Climate-related Financial Disclosures: Established by the Financial Stability Board to enhance corporate disclosure on climate change.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 711.0 billion yen and 512.8 billion yen, respectively, in fiscal 2020.

[Summary of Performance]

Sumitomo Mitsui Financial Group (Consolidated)

	FY2019	FY2020
Ordinary profit	932.0 billion yen	711.0 billion yen
Profit attributable to owners of parent	703.8 billion yen	512.8 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (Non-Consolidated) (For reference)

	FY2019	FY2020
Ordinary profit	483.9 billion yen	436.0 billion yen
Net income	317.3 billion yen	338.0 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Issues to be Addressed

While COVID-19 continues to have an enormous impact on customers and society, the Group will continue to fulfill the social mission as financial infrastructure essential for maintaining social functions, by providing financial services through the Group and striving to further digitize and adopt cashless services.

In addition, the Group will accelerate the achievement of measures based on the three core policies mentioned above, taking into account the changes in lifestyles and values triggered by COVID-19, and the growing momentum toward the realization of a sustainable society, while addressing medium-term and long-term issues such as global continuous of low growth, low interest rates, and low inflation, and structural changes in the society and the economy due to the advancement of technology.

<Business Strategy>

The Group will continue to focus on the seven key strategies, while prioritizing thoroughly the allocation of resources to businesses, working to fundamentally reform its business model and cost structure, steadily making investments for the future, and striving to capture new growth opportunities and create additional value, including non-financial business.

Specifically, in the Retail Business Unit, the Group will seek to increase the profitability of the wealth management business by utilizing digital technology and strengthening the ability to respond to high-net-worth individuals, as well as to expand its market share and improve profitability in the payment and consumer finance businesses. In the Wholesale Business Unit, the Group will aim to increase non-interest income by strengthening the ability to respond to needs for financial soundness and business restructuring, as well as by strengthening the ability to provide solutions, including non-financial services. In the Global Business Unit, the Group will work to further strengthen the competitiveness of the CIB business and expand its business platform in Asia. In the Global Markets Business Unit, the Group will strive to secure profits by nimble portfolio management of stocks and bonds in response to changes in the market environment, and will also work to strengthen the ability to provide solutions that meet the diverse investment targets of customers. In addition, the Group will continue to focus on strengthening the asset management business as a business with high asset efficiency.

<Management Base>

The Group will make a consistent effort to enhance the management system and corporate infrastructure as a global financial institution to realize sustainable growth.

Specifically, the Group will set short-term, medium-term, and long-term targets for climate change-related efforts to realize a sustainable society, and consider policies for addressing businesses that are expected to have a relatively large impact on climate change. In addition, as a key measure of the long-term plan for sustainability “SMBC Group GREEN × GLOBE 2030”, the Group will further promote initiatives for investing and financing in environment-related fields and enhancement of financial and economic education for all generations. Furthermore, the Group will strengthen its corporate governance system for sustainable society initiatives by appointing a Group Chief Sustainability Officer (CSuO) and considering the prompt establishment of a Sustainability Committee as an internal committee of the Board of Directors.

In addition, the Group will continue to improve the refinement of personnel allocation and organizational productivity so that each employee can maximize his or her capabilities, and the Group will also further promote strategic system investment and cyber security enhancement to drive business transformation through digitalization. Furthermore, as a basic management policy, the Group will continue to ensure its customer-oriented approach and strengthen its efforts to enhance the integrity of risk management and compliance on a group and global basis.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.  Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)	FY2020 (Fiscal year ended March 31, 2021)

Ordinary income	4,777,018	4,804,428	4,591,873	3,902,307

Ordinary profit	1,164,113	1,135,300	932,064	711,018

Profit attributable to owners of parent	734,368	726,681	703,883	512,812

Comprehensive income	984,133	795,191	372,971	1,465,014

Net assets	11,612,892	11,451,611	10,784,903	11,899,046

Total assets	199,049,128	203,659,146	219,863,518	242,584,308

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The Company has 177 consolidated subsidiaries and 98 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2021.
	3.

The Company has changed the recognition of installment-sales-related income and installment-sales-related expenses from fiscal 2020, and as a result of comparing before and after the retroactive application, ordinary income decreased by 987,154 million yen for fiscal 2017, 930,884 million yen for fiscal 2018, and 722,440 million yen for fiscal 2019.

b.   Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)	FY2020 (Fiscal year ended March 31, 2021)
Operating income	366,321	522,543	833,835	483,459
Dividends received	257,001	371,805	659,428	304,866
Dividends received from banking subsidiaries	223,334	325,332	637,702	272,952
Dividends received from other subsidiaries	31,034	40,281	10,701	23,440
Net income	229,300	474,196	636,128	281,966
Earnings per share	(yen) 162.57	(yen) 339.29	(yen) 462.60	(yen) 205.78
Total assets	12,104,930	12,991,386	14,225,470	15,025,382
Investments in banking subsidiaries	4,613,843	4,613,790	4,613,790	4,613,790
Investments in other subsidiaries	1,489,721	1,265,717	1,533,632	1,533,207

(Notes)	1.	Amounts less than one million yen have been rounded down.
2.

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) has been adopted from fiscal 2018, whereby deferred tax assets are presented under investments and other assets, while deferred tax liabilities are presented under fixed liabilities. This change has been reflected in fiscal 2017 as well.

(3)	Employees of the Group

	March 31, 2021

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	9,193	31,285	29,875	1,533	14,895

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (13,200 persons as of March 31, 2021).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(4)	Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
As of March 31, 2021
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	959
	Head Office Account	Overseas	New York Branch, etc.	44
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit	Head Office, etc.		35
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.
SMBC Finance Service Co., Ltd.	Wholesale Business Unit Retail Business Unit	Head Office Tokyo Head Office, etc.
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	Head Office, etc.

(Note)	The businesses handled by each business unit are the following.
	Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
	Retail Business Unit:	Businesses mainly dealing with domestic individual customers
	Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers
	Global Markets Business Unit:	Businesses dealing with financial markets
	Head Office account:	Businesses other than those above

(5)	Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	44,726
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	130,033
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit	4,632
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	33,678
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	22,195
SMBC Finance Service Co., Ltd.	Wholesale Business Unit Retail Business Unit	8,279
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	15,447
The Japan Research Institute, Limited	Head Office Account	9,757
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	4,089
Others	-	41,119
Total		313,959

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	Branch facilities, etc.	41,196
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Branch facilities, etc.	24,005
		Software	82,668

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	15,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	10,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	34,000	100.00	-
SMBC Finance Service Co., Ltd.	Naka-ku, Nagoya	Credit card and Installment Transaction business	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	10,000	100.00	-
Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	2,000	50.12	-
SMBC Bank International plc	London, U.K.	Commercial banking	354,279 [USD 3.2 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	168,600 [RMB 10 billion]	100.00 (100.00)	-
PT Bank BTPN Tbk	Jakarta, Republic of Indonesia	Commercial banking	1,238 [IDR 162.9 billion]	93.52 (93.52)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	0 [USD 2,100]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	13,636	26.82	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.	Cedyna Financial Corporation was merged with SMBC Finance Service Co., Ltd., the Company’s consolidated subsidiary, and changed its name to SMBC Finance Service Co., Ltd.
	5.	Sumitomo Mitsui Banking Corporation Europe Limited changed its name to SMBC Bank International plc.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,278,030	-	-

   (Note) Amounts less than one million yen have been rounded down.

(8)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.  Matters regarding Directors and Corporate Executive Officers

(1)	Directors and Corporate Executive Officers

a.	Directors

(As of March 31, 2021)

Name	Position and responsibility	Significant concurrent positions	Other
Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Director of Komatsu Ltd. Director of TAISHO PHARMACEUTICAL HOLDINGS Co., Ltd. Auditor of Nankai Electric Railway Co., Ltd.	-
Jun Ohta*	Director Member of the Compensation Committee	Director of NEC Corporation	-
Makoto Takashima	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Haruyuki Nagata*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Toru Nakashima*	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	-
Atsuhiko Inoue	Director Member of the Audit Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toru Mikami	Director Member of the Audit Committee	-	-
Yoshihiko Shimizu	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Arthur M. Mitchell	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Shozo Yamazaki	Director (outside) Member of the Audit Committee Member of the Risk Committee (Chairman)	Certified Public Accountant	He has considerable expertise in finance and accounting.

Name	Position and responsibility	Significant concurrent positions	Other
Masaharu Kohno	Director (outside) Member of the Nominating Committee Member of the Risk Committee	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	President of Dow Chemical Japan Limited Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

(Notes)	1.

Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

	2.	To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Atsuhiko Inoue and Toru Mikami as full-time members of the Audit Committee.
	3.	Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
4.

The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	5.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2021:

Director	Haruyuki Nagata	Resigned from Director
Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Director	Yoshihiko Shimizu	Advisor of SMBC Nikko Securities Inc.

    Directors who resigned during fiscal 2020

Not applicable.

b.	Corporate Executive Officers

(As of March 31, 2021)

Name	Position and responsibility	Significant concurrent positions	Other
Jun Ohta*	President (Representative Corporate Executive Officer) Group CEO	Director of NEC Corporation	-
Gotaro Michihiro	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Masahiko Oshima	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of Global Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Toshikazu Yaku	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept. and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Representative Director, President and CEO of The Japan Research Institute, Limited	-
Naoki Tamura	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Kimio Matsuura	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Haruyuki Nagata*	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-

Name	Position and responsibility	Significant concurrent positions	Other
Toru Nakashima*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept. and Financial Accounting Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Tetsuro Imaeda	Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Fumiharu Kozuka	Senior Managing Corporate Executive Officer Group CAE Responsible for Audit Dept.	-	-
Masamichi Koike	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Shoji Masuda	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-

(Notes)	1.	Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.
	2.	CEO:	Chief Executive Officer
		CHRO:	Chief Human Resources Officer
		CDIO:	Chief Digital Innovation Officer
		CRO:	Chief Risk Officer
		CFO:	Chief Financial Officer
		CSO:	Chief Strategy Officer
		CCO:	Chief Compliance Officer
		CAE:	Chief Audit Executive
		CIO:	Chief Information Officer
	3.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2021:
		Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Gotaro Michihiro	Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
		Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Masahiko Oshima	Discharged from Head of Global Business Unit Co-Head of Wholesale Business Unit
		Senior Managing Corporate Executive Officer		Naoki Tamura	Resigned from Senior Managing Corporate Executive Officer Resigned from Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
		Senior Managing Corporate Executive Officer		Kimio Matsuura	Resigned from Senior Managing Corporate Executive Officer Resigned from Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
		Senior Managing Corporate Executive Officer		Haruyuki Nagata	Resigned from Senior Managing Corporate Executive Officer Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Assumption of Corporate Executive Officers as of April 1, 2021:
Ryuji Nishisaki

Senior Managing Corporate Executive Officer

Co-Head of Global Business Unit (Head office departments (Global Business Unit),

Asia Pacific Division, East Asia Division)

Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Akihiro Fukutome

Senior Managing Corporate Executive Officer

Co-Head of Global Business Unit (Americas Division, Europe, Middle East and Africa Division)

Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Muneo Kanamaru

Senior Managing Corporate Executive Officer

Co-Head of Wholesale Business Unit (Head office departments (Wholesale Business Unit))

Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Teiko Kudo

Senior Managing Corporate Executive Officer

Group CRO

Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept.

Director of Sumitomo Mitsui Banking Corporation

Director of Toyota Motor Corporation

Takashi Yamashita	Senior Managing Corporate Executive Officer Head of Retail Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

    Corporate Executive Officers who resigned during fiscal 2020

Name	Position and responsibility	Significant concurrent positions	Other
Hiroshi Munemasa	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2020

(Note)	Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)    Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
			Monetary compensation		Non-monetary compensation
			Non- performance- linked	Performance-linked		Non- performance- linked
			Base salary	Cash bonus	Stock Compensation Plan I/II	Stock Compensation Plan III
Directors	13	404	336	32	35	-
Corporate Executive Officers	13	741	426	157	157	-
Total	26	1,146	763	189	193	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
	3.	Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
	4.	Stock Compensation Plan I and Stock Compensation Plan II represent the amount of compensation in the form of shares of the Company’s restricted stock corresponding to fiscal 2020.
	5.	The above-written amounts include “Compensation, etc. for Outside Directors” as mentioned below.

Policy for individual remuneration for directors, corporate executive officers and executive officers

The Company hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue Our Group Mission and Our Vision.

1.	Core Principles

Our executive compensation shall be determined in accordance with the core principles below:

1)	The Group’s executive compensation aims at providing appropriate incentives toward the realization of our Mission and Vision.
2)

The Group’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the Group, and shall account for the contribution to shareholder value, customer satisfaction and a sustainable society.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4)	The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	The Company’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7)

The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	The Company’s executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
However, compensation of outside directors and Audit Committee members is composed of base salary only, in light of their role to oversee the execution of duties of executive officers, etc.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with performance and the business environment, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the performance of previous fiscal year of the Group and the business unit each Executive is accountable for, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be, in principle, paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

Weight by each target index is as follows:

Target index		Weight
SMBC Banking profit*1	Annual growth/Target achievement	50%
SMBC Net income (Pre-Tax)*2	Annual growth/Target achievement	25%
SMFG Net income*3	Annual growth/Target achievement	25%
*1	Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*2	Income before income taxes at Sumitomo Mitsui Banking Corporation
*3	The Company’s consolidated profit attributable to owners of parent

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on the Group’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on the Group’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

(1)

Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company’s common stock. The transfer of such stock shall be restricted for appropriately defined periods.

(2)

Remuneration under Plan I shall be determined based on the Group’s performance against the Medium-term Management Plan, performance of the Company’s shares, and the results of customer satisfaction surveys, etc. after the term of the Group’s Medium-term Management Plan ends.

80% of the target index is determined based on Financial performance (Medium-term Management Plan target), and 20% is determined based on Share performance of the Company.

Weight by each target index is as follows:

Target index*1, 2		Weight
Financial performance	ROCET1*3	20%
	Base expense*4	20%
	Gross profit*5	20%
	Net income	20%
Share performance	TSR (Total shareholder return)	20%
*1

(Qualitative evaluation) The Compensation Committee determines the score of maximum 10% plus or minus such figure taking into account comprehensively four items, which are “Customer satisfaction,” “ESG initiative,” “Employee engagement,” and “Efforts to develop new business areas.”

*2

(Knock-out provision) In case “CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)” falls below a designated level at the end of each fiscal year, Stock compensation Plan I for the respective fiscal year becomes null and void

*3	Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*4	General and administrative expenses excluding “revenue-linked cost,” “prior investment cost” and others
*5	The Company’s consolidated gross profit

(3)

Remunerations under Plan II shall be determined based on the performance of the previous fiscal year of the Group and the business unit each Executive is accountable for, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares shall effectively act as deferred compensation.

(4)	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, executive compensation for the Executives domiciled outside Japan shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3.	Governance and Control of the Compensation Processes
1)	The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
✓	The Policy, the Programme and relevant regulations.
✓	Individual remunerations for the Company’s directors and corporate executive officers.
2)	In addition to the above, Compensation Committee shall review and discuss the below:
✓	The individual remuneration for the Company’s other executive officers.
✓	Executive compensation programmes/practices of the group companies.

4.	Amendments to and Abolition of the Policy
Amendments	to and abolition of the Policy shall be resolved at the Compensation Committee.

Reason of the selection of target index used for calculating performance-linked compensation and the actual performance

1.	Annual Performance-linked compensation
1)	Reason of the selection

The Company shall pay annual performance-linked compensation in the form of “Cash bonus” and “Stock Compensation Plan II.”

The Company adopts as target indices, “SMFG Net income” which indicates the bottom line business results, “SMBC Banking profit” and “SMBC Net income (Pre-Tax)” which indicates earnings level of main subsidiaries, with a view to enhancing the linkage between corporate performance and Executives’ compensation, and ensuring adequacy of its function as performance incentive.

2)	Actual Performance

For fiscal 2020, with respect to “Cash bonus” and “Stock Compensation Plan II,” the actual performance of each target index and performance evaluation coefficient are as follows.

Cash bonus/Stock Compensation Plan II
Target index		Weight	▶	Actual Performance*4	Performance evaluation coefficient
SMBC Banking profit*1	Annual growth/ Target achievement	50%		55%	118%
SMBC Net income (Pre-Tax)*2	Annual growth/ Target achievement	25%		37%
SMFG Net income*3	Annual growth/ Target achievement	25%		26%
*1	Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*2	Income before income taxes at Sumitomo Mitsui Banking Corporation
*3	The Company’s consolidated profit attributable to owners of parent
*4	Level of performance against each target index multiplied by evaluation weight

The Compensation Committee determines performance evaluation coefficient based on the actual performances of each target index for fiscal 2020, which then will be multiplied by the sum of the standard bonus amount by corporate titles to determine bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives shall be determined considering short-term and medium-/long-term of the individual performance of duties of each Executives.

2.	Medium-term performance-linked compensation
1)	Reason of the selection

The Company pays medium-term performance-linked compensation in the form of “Stock Compensation Plan I.”

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, “TSR (Total Shareholder Return)” is adopted as share performance index in addition to four financial performance indices of “ROCET 1,” “Base expense,” “Gross profit” and “Net income.”

In addition to the aforementioned quantitative indices, the four qualitative areas of evaluation, namely, “Customer satisfaction,” “ESG initiative,” “Employee engagement” and “Efforts to develop new business areas” shall be comprehensively assessed at the Compensation Committee, and reflected on the evaluation.

The Compensation Committee shall, following the final year of the period covered under the current Medium-Term Management Plan, determine its evaluation of the aforementioned target index based on the actual performance against the Medium-Term Management Plan as basis for calculating the amount of remuneration.

2)	Actual Performance

As the actual result of the target index for the medium-term performance-linked compensation shall be determined only after the end of the final year of the period covered under the current Medium-Term Management Plan, only the description of each target index and the evaluation weight are described here.

Stock Compensation Plan I
Target index*1		Weight	▶	Actual Performance	Evaluation
Financial performance	ROCET1*2	20%		Evaluation will be finalized after the final year of the period covered under the current Medium-Term Management Plan
	Base expense*3	20%
	Gross profit*4	20%
	Net income	20%
Share performance	TSR (Total shareholder return)	20%
Qualitative evaluation	Customer satisfaction, ESG initiative, Employee engagement, and Efforts to develop new business areas	±10%
*1

(Knock-out provision) In case “CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)” falls below a designated level at the end of each fiscal year, Stock compensation Plan I for the respective fiscal year becomes null and void.

*2	Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*3	General and administrative expenses excluding “revenue-linked cost,” “prior investment cost” and others
*4	The Company’s consolidated gross profit

Reason of the decision by the Compensation Committee that individual remuneration for corporate executive officers and other executives are in line with the Policy

The Company decided at its Compensation Committee “Executive compensation policy” and the executive compensation programme including the compensation programme as prescribed under the Policy, and individual remuneration for corporate executive officers and other executives are decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives were in line with the Policy, based on the results of the third-party surveys on the Executive’s compensation, and the multilateral review and examination on various factors such as whether the executive compensation programme is working as appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

(3)    Liability Limitation Agreement

Name			Summary of Liability Limitation Agreement
Masayuki Matsumoto	Arthur M. Mitchell	Shozo Yamazaki

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) 10 million yen or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Masaharu Kohno	Yoshinobu Tsutsui	Katsuyoshi Shinbo
Eriko Sakurai

(4)    Indemnity Agreement

a.   Indemnity agreement with incumbent directors and corporate executive officers

Directors and Corporate Executive Officer’s Name			Summary of Indemnity Agreement
Takeshi Kunibe	Jun Ohta	Makoto Takashima

The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of responsibility. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1)  The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as “expenses incurred in response to suspected violations of laws and regulations in connection with the execution of duties or claims related to the pursuit of responsibility,” to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from “compensation for damages caused to a third party in connection with the execution of duties” as provided for in Item 2 of the said Paragraph.

(2)  After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

Haruyuki Nagata	Toru Nakashima	Atsuhiko Inoue
Toru Mikami	Yoshihiko Shimizu	Masayuki Matsumoto
Arthur M. Mitchell	Shozo Yamazaki	Masaharu Kohno
Yoshinobu Tsutsui	Katsuyoshi Shinbo	Eriko Sakurai
Gotaro Michihiro	Masahiko Oshima	Toshikazu Yaku
Katsunori Tanizaki	Naoki Tamura	Kimio Matsuura
Tetsuro Imaeda	Fumiharu Kozuka	Masamichi Koike
Shoji Masuda

b.   Matters concerning the fulfillment of the indemnity agreement, etc.

      Not applicable.

(5)    Matters Concerning Directors and Officers Liability Insurance Contract

Scope of the Insured	Summary of the Directors and Officers Liability Insurance Contract
Directors, Corporate Executive Officers and Executive Officers of the Company

The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of responsibility. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired.

Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company:

Sumitomo Mitsui Banking Corporation,

SMBC Trust Bank Ltd.,

SMBC Nikko Securities Inc.,

Sumitomo Mitsui Card Company, Limited,

SMBC Finance Service Co., Ltd. and

The Japan Research Institute, Limited

3.    Matters regarding Outside Directors

(1)    Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2021)
Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Arthur M. Mitchell	Director of Komatsu Ltd. (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Yoshinobu Tsutsui	Chairman of NIPPON LIFE INSURANCE COMPANY Director of Imperial Hotel, Ltd. (outside) Director of West Japan Railway Company (outside) Director of Panasonic Corporation (outside)
Katsuyoshi Shinbo	Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	President of Dow Chemical Japan Limited Representative Director of Dow Japan Holdings K.K. Representative Director of Performance Materials Japan Kabushiki Kaisha

(Note)	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.

(2)    Major Activities of Outside Directors

Name	Term of Office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc. and other activities
Masayuki Matsumoto	3 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	10/10 4/4 15/15	On the basis of his expertise and experience in the area of corporate management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Audit Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee.
Arthur M. Mitchell	5 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/10 4/4 6/6	On the basis of his expertise and experience in the areas of corporate management, financial business and international legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee.
Shozo Yamazaki	3 years and 9 months	Board of Directors meetings Audit Committee meetings Risk Committee meetings	10/10 15/15 4/4	On the basis of his expertise and experience in the area of financial accounting, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Masaharu Kohno	5 years and 9 months	Board of Directors meetings Nominating Committee meetings Risk Committee meetings	10/10 4/4 4/4	On the basis of his expertise and experience in the area of diplomacy, he participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Nominating Committee and the Risk Committee.
Yoshinobu Tsutsui	3 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/10 4/4 6/6	On the basis of his expertise and experience in the areas of corporate management and financial business, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Nominating Committee as Chairman, while expressing proper suggestions and useful opinions at the Compensation Committee.
Katsuyoshi Shinbo	3 years and 9 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	10/10 15/15 6/6	On the basis of his expertise and experience in the legal matters, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Compensation Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Eriko Sakurai	5 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	10/10 4/4 6/6	On the basis of her expertise and experience in the global corporate management, she participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee.

 (Note)    Periods of service of the Directors above of less than one month have been rounded down.

(3)    Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	7	129	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	No expenses have been incurred in connection with the payment of bonuses to Outside Directors.

4.     Matters regarding Shares of the Company

(1)     Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,374,040,061

(2) Number of Shareholders as of March 31, 2021
(Number of shareholders)
Common stock	388,065

(3)     Major Shareholders

        Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,219,546	8.89
Custody Bank of Japan, Ltd. (Trust Account)	770,614	5.62
Custody Bank of Japan, Ltd. (Trust Account 7)	280,145	2.04
NATSCUMCO	273,376	1.99
SSBTC CLIENT OMNIBUS ACCOUNT	259,195	1.89
STATE STREET BANK WEST CLIENT – TREATY 505234	212,617	1.55
Custody Bank of Japan, Ltd. (Trust Account 5)	209,203	1.52
Custody Bank of Japan, Ltd. (Trust Account 6)	185,518	1.35
Barclays Securities Japan Limited	185,493	1.35
JP Morgan Securities Japan Co., Ltd.	168,498	1.22

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

(4)     Shares delivered to Executives

	Number of Executives who received the delivered shares	Type and number of shares
Directors (excluding Outside Directors) and Corporate Executive Officers	14	Common Stock	126,065
Outside Directors	0	Common Stock	0

5.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other

KPMG AZSA LLC Toshihiro Otsuka Designated Limited Liability Partner Noriaki Habuto Designated Limited Liability Partner Kazuhide Niki Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,910 million yen

1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid the Accounting Auditor for case investigation of internal audit systems, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

Of the above, compensation, etc. as Accounting Auditor: 275 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,155 million yen. This total includes fund auditing compensation.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Indemnity Agreement

Not applicable.

(4)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

b.

From among the Company’s significant subsidiaries, SMBC Bank International plc, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

Consolidated Balance Sheet

(As of March 31, 2021)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Cash and due from banks	72,568,875	Deposits	142,026,156

Call loans and bills bought	2,553,463	Negotiable certificates of deposit	12,570,617

Receivables under resale agreements	5,565,119	Call money and bills sold	1,368,515

Receivables under securities borrowing transactions	5,827,448	Payables under repurchase agreements	15,921,103

Monetary claims bought	4,665,244	Payables under securities lending transactions	2,421,353

Trading assets	6,609,195	Commercial paper	1,686,404

Money held in trust	309	Trading liabilities	5,357,649

Securities	36,549,043	Borrowed money	17,679,690

Loans and bills discounted	85,132,738	Foreign exchanges	1,113,037

Foreign exchanges	2,173,189	Short-term bonds	585,000

Lease receivables and investment assets	236,392	Bonds	9,043,031

Other assets	8,590,785	Due to trust account	2,321,223

Tangible fixed assets	1,458,991	Other liabilities	7,741,638

Assets for rent	465,147	Reserve for employee bonuses	89,522

Buildings	370,531	Reserve for executive bonuses	4,408

Land	457,920	Net defined benefit liability	35,334

Lease assets	23,589	Reserve for executive retirement benefits	1,081

Construction in progress	17,394	Reserve for point service program	24,655

Other tangible fixed assets	124,408	Reserve for reimbursement of deposits	9,982

Intangible fixed assets	738,759	Reserve for losses on interest repayment	140,758

Software	475,360	Reserves under the special laws	3,902

Goodwill	147,508	Deferred tax liabilities	532,193

Lease assets	769	Deferred tax liabilities for land revaluation	29,603

Other intangible fixed assets	115,120	Acceptances and guarantees	9,978,396

Net defined benefit asset	565,534	Total liabilities	230,685,262

Deferred tax assets	29,840	(Net assets)

Customers’ liabilities for acceptances and guarantees	9,978,396	Capital stock	2,341,274

Reserve for possible loan losses	(659,017)	Capital surplus	693,205

		Retained earnings	6,492,586

		Treasury stock	(13,698)

		Total stockholders’ equity	9,513,367

		Net unrealized gains (losses) on other securities	2,094,605

		Net deferred gains (losses) on hedges	14,723

		Land revaluation excess	36,251

		Foreign currency translation adjustments	40,390

		Accumulated remeasurements of defined benefit plans	127,080

		Total accumulated other comprehensive income	2,313,051

		Stock acquisition rights	1,791

		Non-controlling interests	70,836

		Total net assets	11,899,046

Total assets	242,584,308	Total liabilities and net assets	242,584,308

Consolidated Statement of Income

(From April 1, 2020 to March 31, 2021)

Unit: millions of yen

Account	Amount
Ordinary income		3,902,307
Interest income	1,853,039
Interest on loans and discounts	1,367,726
Interest and dividends on securities	283,786
Interest on call loans and bills bought	11,896
Interest on receivables under resale agreements	10,056
Interest on receivables under securities borrowing transactions	4,407
Interest on deposits with banks	17,891
Interest on lease transactions	6,540
Interest on deferred payment	24,712
Other interest income	126,021
Trust fees	4,895
Fees and commissions	1,298,373
Trading income	199,647
Other operating income	365,761
Lease-related income	32,155
Other	333,606
Other income	180,589
Recoveries of written-off claims	12,850
Other	167,739
Ordinary expenses		3,191,288
Interest expenses	517,822
Interest on deposits	152,094
Interest on negotiable certificates of deposit	35,876
Interest on call money and bills sold	1,786
Interest on payables under repurchase agreements	7,097
Interest on payables under securities lending transactions	203
Interest on commercial paper	6,029
Interest on borrowed money	37,667
Interest on short-term bonds	63
Interest on bonds	204,509
Other interest expenses	72,492
Fees and commissions payments	204,352
Other operating expenses	193,354
Lease-related expenses	23,419
Other	169,935
General and administrative expenses	1,747,144
Other expenses	528,613
Provision for reserve for possible loan losses	233,875
Other	294,737
Ordinary profit		711,018
Extraordinary gains		9,440
Gains on disposal of fixed assets	9,035
Other extraordinary gains	404
Extraordinary losses		48,222
Losses on disposal of fixed assets	4,939
Losses on impairment of fixed assets	42,525
Provision for reserve for eventual future operating losses from financial instruments transactions	757
Income before income taxes		672,237
Income taxes-current	225,523
Income taxes-deferred	(69,177)
Income taxes		156,346
Profit		515,890
Profit attributable to non-controlling interests		3,077
Profit attributable to owners of parent		512,812

Consolidated Statement of Changes in Net Assets

(From April 1, 2020 to March 31, 2021)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity

Balance at April 1, 2020	2,339,964	692,003	6,336,311	(13,983)	9,354,296

Cumulative effects of changes in accounting policies			(41,849)		(41,849)

Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447

Changes in the year

Issuance of new stock	1,309	1,308			2,618

Cash dividends			(267,143)		(267,143)

Profit attributable to owners of parent			512,812		512,812

Purchase of treasury stock				(61)	(61)

Disposal of treasury stock		(65)		347	281

Changes in shareholders’ interest due to transaction with non-controlling interests		(106)			(106)

Decrease due to decrease in affiliates accounted for by the equity method			(48,054)		(48,054)

Reversal of land revaluation excess			574		574

Transfer from retained earnings to capital surplus		65	(65)		–

Net changes in items other than stockholders’ equity in the year

Net changes in the year	1,309	1,202	198,123	285	200,920

Balance at March 31, 2021	2,341,274	693,205	6,492,586	(13,698)	9,513,367

	Accumulated other comprehensive income						Stock acquisition rights	Non- controlling interests	Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income

Balance at April 1, 2020	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673	2,064	62,869	10,784,903

Cumulative effects of changes in accounting policies									(41,849)

Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673	2,064	62,869	10,743,054

Changes in the year

Issuance of new stock									2,618

Cash dividends									(267,143)

Profit attributable to owners of parent									512,812

Purchase of treasury stock									(61)

Disposal of treasury stock									281

Changes in shareholders’ interest due to transaction with non-controlling interests									(106)

Decrease due to decrease in affiliates accounted for by the equity method									(48,054)

Reversal of land revaluation excess									574

Transfer from retained earnings to capital surplus									–

Net changes in items other than stockholders’ equity in the year	723,198	(67,533)	(627)	73,229	219,110	947,377	(272)	7,967	955,071

Net changes in the year	723,198	(67,533)	(627)	73,229	219,110	947,377	(272)	7,967	1,155,992

Balance at March 31, 2021	2,094,605	14,723	36,251	40,390	127,080	2,313,051	1,791	70,836	11,899,046

Non-Consolidated Balance Sheet

(As of March 31, 2021)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Current assets	1,102,729	Current liabilities	2,085,555

Cash and due from banks	221,992	Short-term borrowings	1,278,030

Prepaid expenses	401	Accounts payable	17,913

Accrued income	45,877	Accrued expenses	45,025

Accrued income tax refunds	4,380	Income taxes payable	12

Current portion of long-term loans receivable from subsidiaries and affiliates	741,493	Business office taxes payable	65

Other current assets	88,583	Reserve for employee bonuses	747

		Reserve for executive bonuses	569

		Current portion of bonds payable	730,422

		Current portion of long-term borrowings	11,071

Fixed assets	13,922,653	Other current liabilities	1,699

Tangible fixed assets	70,815	Fixed liabilities	6,956,170

Buildings	38,262	Bonds	6,718,181

Land	31,454	Long-term borrowings	237,989

Equipment	326	Total liabilities	9,041,726

Construction in progress	772	(Net assets)

Intangible fixed assets	474	Stockholders’ equity	5,981,865

Software	474	Capital stock	2,341,274

Investments and other assets	13,851,362	Capital surplus	1,562,751

Investment securities	2,200	Capital reserve	1,562,751

Investments in subsidiaries and affiliates	6,393,634	Retained earnings	2,091,538

Long-term loans receivable from subsidiaries and affiliates	7,454,394	Other retained earnings	2,091,538

Long-term prepaid expenses	438	Voluntary reserve	30,420

Deferred tax assets	472	Retained earnings brought forward	2,061,118

Other	220	Treasury stock	(13,698)

		Stock acquisition rights	1,791

		Total net assets	5,983,656

Total assets	15,025,382	Total liabilities and net assets	15,025,382

Non-Consolidated Statement of Income

(From April 1, 2020 to March 31, 2021)

Unit: millions of yen

Account	Amount

Operating income		483,459

Dividends on investments in subsidiaries and affiliates	304,866

Fees and commissions received from subsidiaries and affiliates	7,817

Interest on loans receivable from subsidiaries and affiliates	170,775

Operating expenses		195,322

General and administrative expenses	30,791

Interest on bonds	160,013

Interest on long-term borrowings	4,516

Operating profit		288,137

Non-operating income		465

Interest income on deposits	17

Fees and commissions income	0

Other non-operating income	446

Non-operating expenses		9,200

Interest on short-term borrowings	4,298

Fees and commissions payments	32

Amortization of bond issuance cost	4,695

Other non-operating expenses	174

Ordinary profit		279,402

Extraordinary losses		2,943

Losses on valuation of stocks of subsidiaries and affiliates	2,943

Income before income taxes		276,458

Income taxes-current	(5,511)

Income taxes-deferred	3

Total income taxes		(5,508)

Net income		281,966

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2020 to March 31, 2021)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus

Balance at April 1, 2020	2,339,964	1,561,442	–	1,561,442

Changes in the year

Issuance of new stock	1,309	1,308		1,308

Cash dividends

Net income

Purchase of treasury stock

Disposal of treasury stock			(65)	(65)

Transfer from retained earnings to capital surplus			65	65

Net changes in items other than stockholders’ equity in the year

Net changes in the year	1,309	1,308	–	1,308

Balance at March 31, 2021	2,341,274	1,562,751	–	1,562,751

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward

Balance at April 1, 2020	30,420	2,046,360	2,076,780	(13,983)	5,964,203	2,064	5,966,267

Changes in the year

Issuance of new stock					2,618		2,618

Cash dividends		(267,143)	(267,143)		(267,143)		(267,143)

Net income		281,966	281,966		281,966		281,966

Purchase of treasury stock				(61)	(61)		(61)

Disposal of treasury stock				347	281		281

Transfer from retained earnings to capital surplus		(65)	(65)		–		–

Net changes in items other than stockholders’ equity in the year						(272)	(272)

Net changes in the year	–	14,757	14,757	285	17,661	(272)	17,388

Balance at March 31, 2021	30,420	2,061,118	2,091,538	(13,698)	5,981,865	1,791	5,983,656

[This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.]

Independent Auditor’s Report

May 10, 2021

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:
KPMG AZSA LLC
Tokyo Office, Japan

Toshihiro Otsuka (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the supplementary schedules (“the financial statements and the supplementary schedules”) of Sumitomo Mitsui Financial Group, Inc. (“the Company”) as at March 31, 2021 and for the year from April 1, 2020 to March 31, 2021 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and the supplementary schedules section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and The Audit Committee for the Financial Statements and the Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements and the Supplementary Schedules

Our objectives are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor’s judgment.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the financial statements and the supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee’s report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 19th fiscal year from April 1, 2020 to March 31, 2021, and hereby reports the method and the results of the audit as follows:

1.	Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1)

In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company’s internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2)

The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 11, 2021

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)
Audit Committee Member	Atsuhiko Inoue (Seal)
Audit Committee Member	Toru Mikami (Seal)

(Note)	Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.